UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Subject Company (Issuer))

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Jenal
Cadogan Management, L.L.C.
149 Fifth Avenue, 15th Floor
New York, NY 10010
(212) 585-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

December 23, 2009
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $12,352,218.45	Amount of Filing Fee:	(b) $880.71

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $880.71
Form or Registration No.:  Schedule TO, Registration No. 005-84076
Filing Party:  Cadogan Opportunistic Alternatives Fund, LLC
Date Filed:  December 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 23, 2009 by Cadogan Opportunistic Alternatives Fund, LLC (the “Company”) in connection with an offer by the Company to purchase up to 20% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, January 25, 2010.

2. 30,894.053 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered was March 31, 2010.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member whose tendered Shares were accepted for repurchase by the Company. On or about April 29, 2010, the Company paid such members of the Company $2,802,399.56 collectively, representing the cumulative amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC

By:	/s/ Matthew Jenal
	Name:	Matthew Jenal
	Title:	Director and Treasurer

June 14, 2010